Exhibit 99.1

Big Tree Cloud Holdings Limited Announces Filing of Annual Report on Form 20-F for Fiscal Year 2026

SHENZHEN, China, October 26, 2026 / PRNewswire/ -- Big Tree Cloud Holdings Limited (“Big Tree Cloud” or the “Company”) (NASDAQ: DSY; DSYWW), a capital platform focusing on industrial integration and strategic investments in the Chinese personal care industry and a provider of AI technology services, today announced that it filed its annual report on Form 20-F for the fiscal year ended June 30, 2026 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”) on October 26, 2026.

The Annual Report is available on Big Tree Cloud’s website at https://www.bigtreecloud.net and https://ir.bigtreeclouds.com, as well as the SEC’s website at http://www.sec.gov. Big Tree Cloud will provide a hard copy of the Annual Report, including its audited consolidated financial statements, free of charge, to its shareholders upon request to the investor relations contact below.

About Big Tree Cloud

Founded in 2020, Big Tree Cloud is positioned as an international capital platform focused on industrial integration and strategic investment in China’s personal care industry. In 2026, the Company also expanded its business to include AI technology services. The Company is committed to empowering industries through capital operations and technology-driven solutions. To learn more about the Company, please visit its corporate website at https://www.bigtreecloud.net.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to achieve its goals and strategies; its future business development, financial condition and results of operations; the growth of, and trends in, the markets in which the Company operates; its ability to successfully develop and expand its AI technology services business, attract and retain customers, satisfy their technical and operational requirements and capture market demand; its ability to maintain and enhance its brand and reputation; its reliance on its relationship with its customers and end-users; its customer concentration; its ability to obtain additional financing on acceptable terms; changes in laws and regulations affecting its business, including laws and regulations in China; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Annual Report. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact

Ting Yan

Phone: +86 15986815865

Email: yanting@bigtreeclouds.com

SOURCE Big Tree Cloud Holdings Limited